[Letterhead of Nivalis Therapeutics, Inc.]

June 12, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:                             Acceleration Request for Nivalis Therapeutics, Inc .

Registration Statement on Form S-1(File No. 333-204127)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nivalis Therapeutics, Inc. (the “Company”), hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-204127) (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 4:30 p.m., Washington, D.C. time, on Tuesday, June 16, 2015, or as soon thereafter as is practicable.  Notwithstanding this request, we ask, however, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) not accelerate the effectiveness of the Registration Statement before speaking with our outside counsel Laura Bushnell at King & Spalding LLP at (650) 422-6713 on that date.

The Company hereby acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Laura Bushnell at King & Spalding LLP at (650) 422-6713.

Very truly yours,

Nivalis Therapeutics, Inc.

By:	/s/ R. Michael Carruthers
Name: R. Michael Carruthers
Title: Secretary and Chief Financial Officer

June 12, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Jeffrey P. Riedler
Bryan Pitko

Re:  Nivalis Therapeutics, Inc. Registration Statement No. 333-204127

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join Nivalis Therapeutics, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern time on June 16, 2015, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act,  we wish to advise you that we have distributed approximately 2,843 copies of the Preliminary Prospectus dated June 3, 2015 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Cowen and Company, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]